                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 15 )*

                             THE LIBERTY CORPORATION
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   530370 10 5
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                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 4 pages.

CUSIP NO.  530370 10 5              SCHEDULE 13G     PAGE   2   OF   4    PAGES
          -------------                                   -----     ----


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     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                            H. Neel Hipp, Jr.

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     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                    (A)      [ ]
                                                                                (B)      [X]


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     (3)  SEC USE ONLY


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     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                       United States of America
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                           (5)      SOLE VOTING POWER
  NUMBER OF                                                                140,597 Shares
   SHARES                  ---------------------------------------------------------------------------------
BENEFICIALLY               (6)      SHARED VOTING POWER
  OWNED BY                                                               1,453,360 Shares
   EACH                    ---------------------------------------------------------------------------------
 REPORTING                 (7)      SOLE DISPOSITIVE POWER
PERSON WITH                                                                140,597 Shares
                           ---------------------------------------------------------------------------------
                           (8)      SHARED DISPOSITIVE POWER
                                                                         1,453,360 Shares

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     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                         1,593,957 Shares

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     (10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES *                                                                                [ ]


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     (11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                                 7.7%

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     (12) TYPE OF REPORTING PERSON *                                             IN

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                      *SEE INSTRUCTIONS BEFORE FILING OUT!

                                PAGE 2 OF 4 PAGES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13G
                    Under The Securities Exchange Act of 1934


Item 1(a). Name of Issuer:

                  The Liberty Corporation

Item 1(b). Address of Issuer's Principal Executive Offices:

                  2000 Wade Hampton Boulevard
                  Greenville, South Carolina 29615

Item 2(a). Name of Person Filing:

                  H. Neel Hipp, Jr.

Item 2(b). Address of Principal Business Office or, If None, Residence:

                  2000 Wade Hampton Boulevard
                  Greenville, South Carolina 29615

Item 2(c). Citizenship:

                  United States of America

Item 2(d). Title of class of securities:

                  Common Stock

Item 2(e). CUSIP Number:

                  530370-10-5

Item 3. Not Applicable

Item 4. Ownership:

        (a) Amount Beneficially Owned:                         1,593,957 shares

        (b) Percent of Class:                                        7.7%

        (c) Number of shares as to which such person has:

              (i)    Sole power to vote or direct the vote       140,597 shares

             (ii)    Shared power to vote or direct the
                     vote                                      1,453,360 shares

            (iii)    Sole power to dispose or direct the
                     disposition                                 140,597 shares

             (iv)    Shared power to dispose or direct
                     the disposition                           1,453,360 shares

         Mr. Hipp disclaims beneficial ownership of all the shares shown above except the 140,597 shares as to which he has sole voting and dispositive power.

Item 5. Ownership of Five Percent or Less of a Class:

                  Not applicable.

Item 6. Ownership or More than Five Percent on Behalf of Another Person:

         The shares shown in Item 4(ii) and (iv) above are held by persons or entities having the right to receive dividends and sale proceeds as follows:

         (a) 1,098,212 shares (or 5.3%) are held by Wachovia Bank, Greenville, South Carolina, as trustee for the benefit of Mr. Hipp's brothers and sisters. Mr. Hipp, Mr. Hipp's brothers and sisters and William R. Patterson are the committeemen for these trusts and must approve the action of the trustee taken with respect to the voting and disposition of shares held in the trusts but not action with respect to distribution of dividends or sale proceeds, which may be accumulated or distributed to the beneficiaries.


                                Page 3 of 4 Pages

         (b) 79,887 shares (or .4%) are held by Mr. Hipp's wife and by or for his minor children.

         (c) 119,800 shares (or .6%) are held by the Jane F. Hipp Children's Twelve-Year Grantor Income Trust and the Jane F. Hipp Grandchildren's 1987 Ten-Year Grantor Income Trust. Mr. Hipp is a trustee of each trust.

         (d) 155,461 shares (or .8%) are held by the Herman N. Hipp First Foundation, the H. Neel Hipp, Jr. Children's 1987 Fifteen-Year Grantor Income Trust, the H. Neel Hipp, Jr. 1987 Family Trust, the Mary Haddow Family 1988 Trust, the William Hipp Family 1988 Trust, the Jane Gage Hipp Caulder 1990 Family Trust, the Edward Fishburne Hipp 1991 Family Trust and the Jane F. Hipp Family Trust FBO H. N. Hipp, Jr. Family. Mr. Hipp is a trustee of each foundation and trust.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                  Not applicable.

Item 8. Identification and Classification of Members of the Group:

                  Not applicable.

Item 9. Notice of Dissolution of the Group:

                  Not applicable.

Item 10. Certification:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




February 2, 1998                          /s/ H. Neel Hipp, Jr.
                                          ---------------------------
                                          H. Neel Hipp, Jr.





                                Page 4 of 4 Pages